

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Ming Zhao
Chief Financial Officer
China Jo-Jo Drugstores Holdings, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City, Zhejiang Province
People's Republic of China, 310008

> **Re: China Jo-Jo Drugstores Holdings, Inc.**
> **Amended Registration Statement on Form F-3**
> **Filed November 4, 2021**
> **File No. 333-259692**

Dear Mr. Zhao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 1 to Form F-3 Filed November 4, 2021

Prospectus Cover Page, page i

1. We note your revised disclosure in response to comment 1. Please further revise the prospectus cover page to disclose that the VIE structure involves unique risks to investors. In addition, we note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise your prospectus cover page and prospectus summary (and elsewhere as applicable) accordingly.

2. We note your disclosure on page 1 in response to comment 3. Please also revise the prospectus cover page to include this disclosure, including how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, as well as in which entity (including the domicile) investors are purchasing their interest.

3. We note your disclosure on on the prospectus cover page and throughout your filing that you control and receive economic benefits of your VIEs' business operations through VIE agreements and on page 9 that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. This comment applies to your prospectus cover page, prospectus summary, and elsewhere as applicable.

4. Provide a description on the cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

5. We note your revised disclosure in response to comment 4 and reissue the comment in part. Revise the prospectus summary disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Revise the diagram of the company's corporate structure on page 4 to clarify the ownership relationship between the entities outside and inside Mainland China. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and

owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Please include the requested disclosures in the prospectus summary.

6.   We note your disclosure in response to comment 5 and reissue the comment. Please include a summary of risk factors, and also include the requested disclosure in this section. Also in this section describe the significant regulatory, liquidity, and enforcement risks. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities being offered. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With respect to the risks you discuss here, please provide cross-references to the *individual* risk factors that discuss the risks in greater detail.

7.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

8.   We note your revised disclosure on page 8 in response to comment 6. The revised disclosure states your belief that CSRC's approval is not required for the listing and trading of your ordinary shares on Nasdaq, however you note that the relevant PRC governmental agencies, including the CSRC, could reach a different conclusion. Revise to provide the basis for your belief. Also, please elaborate here and in the risk factor on page 15 upon why the CSRC may reach a different conclusion. In addition, please affirmatively state, if true, that you have not been denied any permits or licenses for which you have applied, that you have not sought or received CSRC approval, and that you are not required to obtain, and have not obtained, CAC approval.

9.   We note your revised disclosure on page 7 in response to comment 7. Please revise to quantify an dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Provide disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please quantify the amounts received by Renovation, invested into Jiuxin Management, and distributed as loans to each of Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service, Jiuzhou Clinic and any other entities, as well as the dates on which such transfers occurred. Please also specify the "annual amounts of purchases by

Jiuxin Medicine from Jiuzhou Pharmacy" for each of the "recent years" you discuss in your disclosure.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government..., page 11

10.   We note your revised disclosure in response to comment 10. Please revise to provide such disclosure in a separate risk factor to separately highlight the relevant risks.

Risk Factors
The approval of the China Securities Regulatory Commission ("CSRC") may be required..., page 15

11.   We note your disclosure in response to comment 11. Please expand your disclosure to explain how increased oversight by the CAC impacts your business and offering (as opposed to Chinese companies generally) and to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection, page 16

12.   We note your response to comment 8. Please expand your risk factor disclosure and in the summary on page 10 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services